UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

REATA PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

75615P 103

(CUSIP Number)

WILLIAM E. ROSE

C/O CARDINAL INVESTMENT COMPANY, INC.

3963 MAPLE AVENUE, SUITE 200

DALLAS, TEXAS 75219

(214) 871-6809

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS William E. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,684 (a)
	8	SHARED VOTING POWER 993,227 (b)(c)(d)(e)
	9	SOLE DISPOSITIVE POWER 148,684 (a)
	10	SHARED DISPOSITIVE POWER 993,227 (b)(c)(d)(e)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,306 (a)(b)(c)(d)(e)(f)(g)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Includes (i) 11,618 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (“Reata”); (ii) 129,308 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of Reata, and (iii) 7,758 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of the date hereof, which Class B Common Stock may be converted at any time into Class A Common Stock, each held directly by Mr. Rose over which he exercises sole voting and dispositive power.

Page 2 of 31 Pages

(b) Includes 180,909 shares of Class A Common Stock which Mr. Rose may be deemed to beneficially own through Montrose Investments I, L.P. (“Montrose L.P.”) as the sole member and sole manager of Montrose Investments GP, LLC (“Montrose GP”).

(c) Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

(d) Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

(e) Includes 811,546 shares of Class A Common Stock held by Puffin Partners, L.P. (“Puffin Partners”) which Mr. Rose may be deemed to beneficially own as a co-manager of Puffin GP, LLC (“Puffin GP”), the general partner of Puffin Partners. Mr. Rose and Charles E. Gale are co-managers of Puffin GP and may be deemed to share voting and dispositive power over Puffin Partners.

(f) Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Evelyn P. Rose Fidelity Rollover IRA (“Rose IRA”), which Mr. Rose may be deemed to beneficially own as a member of a stockholder group which includes the Estate of Edward W. Rose III (the “Estate”) and Mr. Gale.

(g) Includes (i) 67,735 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Estate.

Page 3 of 31 Pages

1	NAMES OF REPORTING PERSONS Estate of Edward W. Rose III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,945,733 (a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,945,733 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,945,733
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes (i) 67,735 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Estate of Edward W. Rose III.

Page 4 of 31 Pages

1	NAMES OF REPORTING PERSONS Evelyn P. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,662(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,662(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 shares of Class B Common Stock held by the Rose IRA for the benefit of Evelyn P. Rose.

Page 5 of 31 Pages

1	NAMES OF REPORTING PERSONS Evelyn P. Rose Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,662(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,662(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,662
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes (i) 7,886 shares of Class A Common Stock and (ii) 87,776 of Class B Common Stock held directly by the Rose IRA.

Page 6 of 31 Pages

1	NAMES OF REPORTING PERSONS Charles Henry Rose 2001 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes (i) 20 shares of Class A Common Stock and (ii) 215 shares of Class B Common Stock held by the Charles Henry Rose 2001 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive power with Catherine Marcus.

Page 7 of 31 Pages

1	NAMES OF REPORTING PERSONS John William Rose 2002 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 537(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 537(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.004%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes (i) 45 shares of Class A Common Stock and (ii) 492 shares of Class B Common Stock held by the John William Rose 2002 Trust over which Mr. Rose is co-trustee and over which he may be deemed to have shared voting and dispositive powers with Catherine Marcus.

Page 8 of 31 Pages

1	NAMES OF REPORTING PERSONS Charles E. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,386(a)
	8	SHARED VOTING POWER 2,757,621(b)(c)(d)
	9	SOLE DISPOSITIVE POWER 29,386(a)
	10	SHARED DISPOSITIVE POWER 2,757,621(b)(c)(d)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,787,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Includes (i) 13,517 shares of Class A Common Stock and (ii) 15,869 shares of Class B Common Stock held directly by Mr. Gale over which he exercises sole voting and dispositive power.

(b) Includes (i) 67,735 shares of Class A Common Stock and (ii) 1,877,998 shares of Class B Common Stock held by the Estate of Edward W. Rose III, for which Mr. Gale serves as the executor and over which Mr. Gale may be deemed to have shared voting and dispositive power.

Page 9 of 31 Pages

(c) Includes (i) 811,546 shares of Class A Common Stock held by Puffin Partners, which Mr. Gale may be deemed to beneficially own as a co-manager of Puffin GP, the general partner of Puffin Partners, Mr. Gale and Mr. Rose serve as co-managers of Puffin GP and may be deemed to share voting and dispositive power over the shares held by Puffin Partners.

(d) Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held by the Charles E. Gale Fidelity Rollover IRA (“Gale IRA”) for the benefit of Mr. Gale.

Page 10 of 31 Pages

1	NAMES OF REPORTING PERSONS Charles E. Gale Fidelity Rollover IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 342(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 342(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.002%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes (i) 29 shares of Class A Common Stock and (ii) 313 shares of Class B Common Stock held in the Gale IRA for the benefit of Mr. Gale.

Page 11 of 31 Pages

1	NAMES OF REPORTING PERSONS Puffin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 811,546(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 811,546(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,546
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a) Includes 811,546 shares of Class A Common Stock directly held by Puffin Partners, L.P.

Page 12 of 31 Pages

1	NAMES OF REPORTING PERSONS Puffin GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 811,546(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 811,546(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,546
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes 811,546 shares of Class A Common Stock held by Puffin Partners that Puffin GP is deemed to beneficially own as the general partner of Puffin Partners.

Page 13 of 31 Pages

1	NAMES OF REPORTING PERSONS Montrose Investments I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,909(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,909(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a) Includes 180,909 shares of Class A Common Stock directly held by Montrose LP.

Page 14 of 31 Pages

1	NAMES OF REPORTING PERSONS Montrose Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,909(a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,909(a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes 180,909 shares of Class A Common Stock held by Montrose LP, which Montrose GP is deemed to beneficially own as the general partner of Montrose LP.

Page 15 of 31 Pages

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Reata Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends and supplements Amendment No. 4 to Schedule 13D filed on March 3, 2017 (the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

Certain stock options previously granted to Mr. Rose pursuant to the Issuer’s Amended and Restated 2007 Long Term Incentive Plan (the “2007 LTIP”) representing, upon their exercise, the right to acquire a total of 7,758 shares of Class B Common Stock, are exercisable within 60 days of the date hereof. These stock options were granted to Mr. Rose, in connection with his service on the Board of Directors of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On July 10 2017, the Issuer filed a Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 (the “Form S-3”). The Issuer’s common stock outstanding as of June 30, 2017, which consisted of 14,768,472 shares of Class A Common Stock and 7,597,419 shares of Class B Common Stock, as reported in the Form S-3, indicates an increase in the shares of Class A Common Stock outstanding since previously reported by the Issuer. As a result, the percentage ownership of the Class A Common Stock beneficially owned by certain of the Reporting Persons has decreased by equal to or greater than 1%.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 2, Item 3 and Item 6 is hereby incorporated by reference in its entirety.

(a)	(1) Mr. Rose may be deemed to beneficially own 3,183,306 shares of Class A Common Stock, representing approximately 18.9% of the outstanding shares of Class A Common Stock.

(2) The Estate may be deemed to beneficially own 1,945,733 shares of Class A Common Stock, representing approximately 11.7% of the outstanding shares of Class A Common Stock.

(3) Mrs. Rose may be deemed to beneficially own 95,662 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock.

Page 16 of 31 Pages

(4) The Rose IRA may be deemed to beneficially own 95,662 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock.

(5) The 2001 Trust may be deemed to beneficially own 235 shares of Class A Common Stock, representing approximately 0.002% of the outstanding shares of Class A Common Stock.

(6) The 2002 Trust may be deemed to beneficially own 537 shares of Class A Common Stock, representing approximately 0.004% of the outstanding shares of Class A Common Stock.

(7) Mr. Gale may be deemed to beneficially own 2,787,007 shares of Class A Common Stock, representing approximately 16.7% of the outstanding shares of Class A Common Stock.

(8) The Gale IRA may be deemed to beneficially own 342 shares of Class A Common Stock, representing approximately 0.002% of the outstanding shares of Class A Common Stock.

(9) Puffin Partners may be deemed to beneficially own 811,546 shares of Class A Common Stock, representing approximately 5.5% of the outstanding shares of Class A Common Stock.

(10) Puffin GP may be deemed to beneficially own 811,546 shares of Class A Common Stock, representing approximately 5.5% of the outstanding shares of Class A Common Stock.

(11) Montrose LP may be deemed to beneficially own 180,909 shares of Class A Common Stock, representing approximately 1.22% of the outstanding shares of Class A Common Stock.

(12) Montrose GP may be deemed to beneficially own 180,909 share of Class A Common Stock, representing approximately 1.22% of the outstanding shares of Class A Common Stock.

(b) (1) Mr. Rose may be deemed to have sole voting power with respect to 148,684 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock and 3,879 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof), shared voting power with respect to 993,227 shares of common stock (comprised of 992,520 shares of Class A Common Stock and 707 shares of Class B Common Stock), sole dispositive power with respect to 148,684 shares of common stock (comprised of 11,618 shares of Class A Common Stock and 129,308 shares of Class B Common Stock and 7,758 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of the date hereof), and shared dispositive power with respect to 993,227 shares of common stock (comprised of 992,520 shares of Class A Common Stock and 707 shares of Class B Common Stock).

(2) The Estate may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 1,945,733 shares of common stock (comprised of 67,735 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 1,945,733 shares of common stock (comprised of 67,735 shares of Class A Common Stock and 1,877,998 shares of Class B Common Stock).

Page 17 of 31 Pages

(3) Mrs. Rose may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock).

(4) The Rose IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 95,662 shares of common stock (comprised of 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 95,662 shares of common stock (comprised 7,886 shares of Class A Common Stock and 87,776 shares of Class B Common Stock).

(5) The 2001 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 235 shares of common stock (comprised of 20 shares of Class A Common Stock and 215 shares of Class B Common Stock).

(6) The 2002 Trust may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 537 shares of common stock (comprised of 45 of Class A Common Stock and 492 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared voting power with respect to 537 shares of common stock (comprised of 45 shares of Class A Common Stock and 492 shares of Class B Common Stock).

(7) Mr. Gale may be deemed to have sole voting power with respect to 29,386 shares of common stock (comprised of 13,517 shares of Class A Common Stock and 15,869 shares of Class B Common Stock), shared voting power with respect to 2,757,621 shares of common stock (comprised of 879,310 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock), sole dispositive power with respect to 29,386 shares of common stock (comprised of 13,517 shares of Class A Common Stock and 15,869 shares of Class B Common Stock), and shared dispositive power with respect to 2,757,621 shares of common stock (comprised of 879,310 shares of Class A Common Stock and 1,878,311 shares of Class B Common Stock).

(8) The Gale IRA may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 342 shares of common stock (comprised of 29 shares of Class A Common Stock and 313 shares of Class B Common Stock).

(9) Puffin Partners may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 811,546 shares of common stock (comprised of 811,546 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 811,546 shares of common stock (comprised of 811,546 shares of Class A Common Stock).

Page 18 of 31 Pages

(10) Puffin GP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 811,546 shares of common stock (comprised of 811,546 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 811,546 shares of common stock (comprised of 811,546 shares of Class A Common Stock).

(11) Montrose LP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock).

(12) Montrose GP may be deemed to have sole voting power with respect to 0 shares of common stock, shared voting power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock), sole dispositive power with respect to 0 shares of common stock, and shared dispositive power with respect to 180,909 shares of common stock (comprised of 180,909 shares of Class A Common Stock).

(c) The information provided in Item 4 above is hereby incorporated herein by reference.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by Puffin Partners, Puffin GP, Montrose LP, and Montrose GP is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by the Estate is governed by will, testamentary and testate law.

(e) Not applicable.

Page 19 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose

Page 20 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	ESTATE OF EDWARD W. ROSE III

/s/ Charles E. Gale
Charles E. Gale
Executor

Page 21 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	/s/ Charles E. Gale, Attorney-In-Fact
Evelyn P. Rose

Page 22 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	EVELYN P. ROSE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale
Attorney-In-Fact

Page 23 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	CHARLES HENRY ROSE 2001 TRUST

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Co-Trustee

Page 24 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	JOHN WILLIAM ROSE 2002 TRUST

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Co-Trustee

Page 25 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	/s/ Charles E. Gale
Charles E. Gale

Page 26 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	CHARLES E. GALE FIDELITY ROLLOVER IRA

/s/ Charles E. Gale
Charles E. Gale

Page 27 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	PUFFIN PARTNERS, L.P.
By: PUFFIN GP, LLC

/s/ Charles E. Gale
Charles E. Gale
Co-Manager

Page 28 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	PUFFIN GP, LLC

/s/ Charles E. Gale
Charles E. Gale
Co-Manager

Page 29 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	MONTROSE INVESTMENTS I, L.P.
By: MONTROSE INVESTMENTS GP, LLC

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Sole Member

Page 30 of 31 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017	MONTROSE INVESTMENTS GP, LLC

/s/ Charles E. Gale, Attorney-In-Fact
William E. Rose
Sole Member

Page 31 of 31 Pages